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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         International Electronics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    459436507
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      459436507                  13G                 Page 2 of 7 Pages
         --------------------                                     ---  ---


-------------------------------------------------------------------------------

      1.     Name of Reporting Person.
             I.R.S. Identification No. of above person (entities only).

                 Steven Tannenbaum

-------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    / /

            (b)    /X/

-------------------------------------------------------------------------------

      3.    SEC Use Only

-------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization             United States

-------------------------------------------------------------------------------


                   5.  Sole Voting Power                     181,977
Number of

Shares             ------------------------------------------------------------

Beneficially       6.  Shared Voting Power                   52,150

Owned by           ------------------------------------------------------------

Each Reporting     7.  Sole Dispositive Power                181,977

Person With        ------------------------------------------------------------

                   8.  Shared Dispositive Power              52,150

-------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Reporting Person
                 234,127

-------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                / /

-------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)
                 14.9%

-------------------------------------------------------------------------------

      12.     Type of Reporting Person (See Instructions)
                 IN

-------------------------------------------------------------------------------

CUSIP No.      459436507                  13G                 Page 3 of 7 Pages
         --------------------                                     ---  ---


-------------------------------------------------------------------------------

      1.     Name of Reporting Person.
             I.R.S. Identification No. of above person (entities only).

                 Greenwood Capital Limited Partnership

-------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    / /

            (b)    /X/

-------------------------------------------------------------------------------

      3.    SEC Use Only

-------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization             Massachusetts

-------------------------------------------------------------------------------


                   5.  Sole Voting Power                     181,977
Number of

Shares             ------------------------------------------------------------

Beneficially       6.  Shared Voting Power                   0

Owned by           ------------------------------------------------------------

Each Reporting     7.  Sole Dispositive Power                181,977

Person With        ------------------------------------------------------------

                   8.  Shared Dispositive Power              0

-------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Reporting Person
                 181,977

-------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                / /

-------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)
                 11.6%

-------------------------------------------------------------------------------

      12.     Type of Reporting Person (See Instructions)
                 PN

-------------------------------------------------------------------------------

CUSIP No.      459436507                  13G                 Page 4 of 7 Pages
         --------------------                                     ---  ---


-------------------------------------------------------------------------------

      1.     Name of Reporting Person.
             I.R.S. Identification No. of above person (entities only).

                 Greenwood Investments, Inc.

-------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)    / /

            (b)    /X/

-------------------------------------------------------------------------------

      3.    SEC Use Only

-------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization             Massachusetts

-------------------------------------------------------------------------------


                   5.  Sole Voting Power                     181,977
Number of

Shares             ------------------------------------------------------------

Beneficially       6.  Shared Voting Power                   0

Owned by           ------------------------------------------------------------

Each Reporting     7.  Sole Dispositive Power                181,977

Person With        ------------------------------------------------------------

                   8.  Shared Dispositive Power              0

-------------------------------------------------------------------------------

      9.    Aggregate Amount Beneficially Owned by Reporting Person
                 181,977

-------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                / /

-------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9)
                 11.6%

-------------------------------------------------------------------------------

      12.     Type of Reporting Person (See Instructions)
                 CO

-------------------------------------------------------------------------------

CUSIP No.      459436507                  13G                 Page 5 of 7 Pages
         --------------------                                     ---  ---


ITEM 1.(a)         NAME OF ISSUER

                     International Electronics, Inc.

ITEM 1.(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                     427 Turnpike Street
                     Canton, Massachusetts 02021

ITEM 2.(a)         NAME OF PERSONS FILING

         Steven Tannenbaum is the president of Greenwood Investments, Inc. ("GI"), which is the general partner of Greenwood Capital Limited Partnership ("GCLP").

         The above persons have agreed that this Schedule may be filed by Steven Tannenbaum on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule.

ITEM 2.(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         The address for each of Steven Tannenbaum, GI and GCLP is 68 Harvard St., 3rd floor, Brookline, Massachusetts 02445.

ITEM 2.(c)        CITIZENSHIP

         The jurisdiction of organization of GI and GCLP is Massachusetts. Mr. Tannenbaum is a United States citizen.

ITEM 2.(d)        TITLE OF CLASS OF SECURITIES

         Common Stock, $.01 par value per share

ITEM 2.(e)        CUSIP NUMBER

                    459436507

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                    N/A

CUSIP No.      459436507                  13G                 Page 6 of 7 Pages
         --------------------                                     ---  ---


ITEM 4.           OWNERSHIP.

         The information contained in Items 5-11 of the cover page is incorporated herein by reference.

         Mr. Tannenbaum holds 52,150 shares of Common Stock jointly with his wife, and therefore has shared voting and investment power with respect to those shares. GCLP holds 181,977 shares of Common Stock. As the president, sole stockholder and sole director of GI, which is the sole general partner of GCLP, Mr. Tannenbaum has sole voting and investment power with respect to the shares held by GCLP.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                  N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
                  N/A

ITEM 10.      CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002

                   /s/ STEVEN TANNENBAUM
                   ---------------------------
                   Steven Tannenbaum

CUSIP No.      459436507                  13G                 Page 7 of 7 Pages
         --------------------                                     ---  ---


                                    AGREEMENT

         The undersigned hereby agree that this Schedule 13G to which this Agreement is attached may be filed on behalf of Greenwood Capital Limited Partnership, a Massachusetts limited partnership, Greenwood Investments, Inc., a Massachusetts corporation, and Steven Tannenbaum, a United States citizen.

Dated: February 14, 2002

Greenwood Capital Limited Partnership

         By:  Greenwood Investments, Inc., its general partner


              By:  /s/ STEVEN TANNENBAUM
                   ------------------------
                   Name:  Steven Tannenbaum
                   Title: President


Greenwood Investments, Inc.


By:  /s/ STEVEN TANNENBAUM
     ------------------------
     Name:  Steven Tannenbaum
     Title: President



  /s/ STEVEN TANNENBAUM
  ------------------------
      Steven Tannenbaum